Exhibit 10.1
U.S. Foodservice, Inc.
Vendor Program Agreement

USF Company Vendor Name	For Internal Use Only:		Payment Terms
Food Innovations	A-System Co #	59674	% :Net
	Director:	Bill Patterson	ACH Terms: % :Net
Vendor Affiliate Name:	Office Phone:	847-232-5913
No ACH Terms
Vendor Partnership Program: PUBLISHED

Vendor Contact Information		Category	Redistribution
		Grocery (Other)	☐ Qualified ☒ Excluded
Name:	Justin J. Wiernasz		If Qualified provide name(s) of Entities:
Phone:	239-449-3239	Contract Dates
Fax:	866-343-6491		Redistribution	A-sys Co #
Email:		Start: 1/1/2010	1.
Mobile		End: 12/31/2012	2.
Address:			3.
City: State: FL	Naples Zip Code:	This VPA may renew annually for an additional 12-month term unless either party notifies the other in writing 30 days prior to the End Date of its intent not to renew, but in no event shall the term of this agreement exceed five years from the start date.	4. 5. 6. 7.

The parties acknowledge that in the calculation of the promotional allowances as set forth on Exhibit B herein, all contractual obligations of Vendor and USF which restrict or limit the payment of promotional allowances have been considered and taken into account. The promotional allowances shall be reviewed by the parties in December, 2010, and renegotiated annually thereafter; however, such promotional allowances shall be in effect until the parties agree to any modifications.

Program Terms
Program Qualifying Base
For the purposes of calculating (i) promotional allowances, and (ii) purchase levels for the achievement of growth incentive objectives, all amounts to which U.S Foodservice, Inc., together with its subsidiaries (collectively, 'USF-) is entitled, whether set forth on a cents per pound or case basis or expressed as a percentage, shall be based upon USF's Net Purchases. Net Purchases shall be defined as the dollar value, total freight in pounds or total cases, as applicable, of Gross Purchases less the dollar value. total weight in pounds or cases, as applicable, of (A) all Products that the parties have agreed are ineligible to earn promotional allowances, as set forth on Exhibit A attached hereto (including proprietary Products if agreed to by the parties), (B) Product returns, and (C) freight, if the Products are priced FOB Vendor's dock and such height charge is included in the total dollar value of Gross Purchases. Gross Purchases shall be defined as the dollar value, total weight pounds, or total cases, as applicable, of Products actually received and accepted by USF. No other reductions from Gross Purchases, including cash discounts, to determine Net Purchases will be accepted by USF.

Excluded Products	Corporate Marketing Allowance (CMA)
Exhibit A, listing Products that are ineligible to receive promotional allowances, is attached hereto and incorporated herein.	The Corporate Marketing Allowance (CMA) is intended to be used for Support Office and Regional Marketing Activities.

Local Allowance Programs
Any applicable Local Allowance programs shall be administered as set forth on Exhibit B.

Purchasing, Program, and Marketing Allowance Payment Terms	USF Vendor Policy
At the end of each calendar week, USF will calculate the NPA, CMA, and LVA (if nationally administered) due. Once calculated. on or about it the following Wednesday, the billing amount will be posted to the supplier web portal that Vendor will have access to 24 hours a day, 7 days a week, and a deduction in that amount will be processed by USF against any outstanding or future trade payable. Vendor may raise questions, disputes or concerns through the USF Vendor Support Center (VSC). Any dispute logged with the VSC must contain the specific nature of the discrepancy to ensure USF has all information necessary to research and resolve the Vendor dispute.
By execution of this Vendor Program Agreement, Vendor acknowledges that it has reviewed the USF Vendor Policy located on the supplier website, and agrees to be bound by the provisions thereof. USF reserves the right to change the Vendor Policy at any time.

Vendor Direct Negotiated Pricing	Addendum
All Vendor direct negotiated pricing payments (i.e. the difference between the invoice price to USF less the contract price to the end-user (prior to any distributor mark-up)) will be automatically deducted on a weekly basis. Vendor shall obtain USF's prior written consent before Vendor makes a bid to an end-user customer for a Vendor Direct Negotiated Pricing arrangement, which bid includes USF's Exclusive Brand Products.
☐ If checked the parties agree to the additional terms set forth in the attached addendum to the Vendor Program Agreement.

U.S. FOODSERVICE VENDOR POLICY

1.  Purchase of Products.
This Vendor Policy ("Policy") shall apply to the purchase of products (the "Products") by US Foodservice, Inc., together with its subsidiaries and affiliates (collectively "USF) from Vendor. USF has the absolute right to purchase the Products from manufacturers or suppliers other than Vendor. Nothing in this Policy, or any agreement with Vendor, is a commitment by USF to purchase, or a commitment by Vendor to supply, any quantity of Products.

2.Performance Standards.
(a) The Product quantity Vendor delivers must (i) correspond to Products ordered (by SKU) in the applicable PO and (ii) be delivered to the USF "FOB Point" within 24 hours of the delivery date specified in the PO (the "On-Time Requirement"), with respect to at least 99% of such Products contained in such POs; provided that the quantities specified in such POs shall be consistent with the ordinary course of business between Vendor and USF and all lead times shall be consistent with those published by Vendor (collectively, the "Minimum Service Level Requirement"). Vendor shall also comply with USF's quality policies provided from time to time in writing to Vendor.

(b) Vendor will grant USF access to Vendor's data and records and cooperate with USF to enable USF to conduct audits of Vendor's performance under the VPA. If as a result of any such audit it is determined that Vendor has either overcharged (or underpaid) USF, Vendor will promptly pay to USF the amount of any net overcharge (or underpayment).

(c) Vendor Provided Data. As part of the support provided to USF with respect to Product information, Vendor will work directly with USF, or a third party designated by USF, to synchronize the Product data to be imported into USF's Product Information Management System. This process will ensure that USF sales, marketing, procurement, product innovation, food safety & quality assurance, and operations functions have accurate information related to Vendor's Products. The Product information provided by Vendor will be maintained by USF on a secure portal site and will follow a USF-designated security process to maintain proper controls and integrity. The Product information to be provided by Vendor includes:

(i) Basic information describing the Products for accurate order and sales processing.

(ii) Nutritional Information for each Product, in the form required by the FDA's manufacturer brand requirements.

(iii) Additional information as reasonably requested by USF.

3. Product Orders; Pricing: Promotional Allowances.
(a) USF will submit purchase orders ("PO") to Vendor and Vendor will confirm the PO (the "PO Confirmation") within 48 hours of receipt. The PO Confirmation will include (i) the Product price, (ii) the quantity of Products, and (iii) any other costs or charges. If Vendor fails to provide a proper PO Confirmation, USE shall only be responsible for payment of the amount set forth in the PO. Vendor will be allowed no additional charges unless specified in the PO. "Commodity" Products shall be priced weekly and all price changes must be communicated to USF at least 7 days prior to the proposed implementation date. With respect to any non-commodity based price changes, Vendor shall notify USF prior to the proposed date of implementation of any such price changes, which date of implementation shall be the 15th day of the month following a 60-day minimum notice period.

(b) For purposes of Products ordered pursuant to the terms of a Vendor Program Agreement ("VPA"), Vendor shall reject any Purchase Order submitted by USF that specifies either a vendor code for any vendor other than Vendor, or a product code for any product other than the Products manufactured and supplied by Vendor and sold to USF ("Invalid Purchase Order"). If Vendor sells, ships or delivers any Products to USF pursuant to an Invalid Purchase Order submitted by a USF division then USF, at it's option, may either (a) reject such Products, in which case USF shall have the right to treat such Products as Non-Conforming Products pursuant to the terms of Section 8, or (b) accept such Products, in which case USF shall be entitled to receive Promotional Allowances on such Products, determined as follows: (i) if Vendor substitutes a Vendor manufacturer brand Product for the Product specified in the Invalid Purchase Order, the pricing and Promotional Allowances payable on such Product shall be as set forth in the VPA, co if Vendor supplies the Product specified in the Invalid Purchase Order and there is a similar or equivalent Vendor manufacturer brand Product covered by the terms of VPA, the Promotional Allowances payable on such Product shall be in an amount equal to the Promotional Allowances payable on such similar or equivalent Vendor manufacturer brand Product, or (iii) if Vendor supplies the Product specified in the Invalid Purchase Order and there is no similar or equivalent Vendor manufacturer brand Product covered by the terms of the VPA, the Promotional Allowances payable on such Product shall be in an amount equal to the Promotional Allowances payable on Products purchased by USF in Vendor's primary product category, as determined by USF.

(c) Vendor will pay all promotional allowances as set forth in the VPA in full, without set-off and may not (except as may be negotiated by a USF division with respect to the Local PA's (as hereinafter defined)) exclude any USF division from participation in the promotional allowance program.

(d) Vendor will notify USF in writing within 90 days of the occurrence of any alleged payment disputes. USF may deduct any Vendor monetary obligations from any amounts owed to Vendor by USF, and pay only the net sum due, if any.

4. Invoicing and Payment. The invoice payment period and the determination of discount periods will start on the later of the date (i) Vendor's invoice is received at the USF accounts payable department, or (ii) the Products are received at the applicable USF division. USF shall consider Vendor invoices paid on the date the check is postmarked and mailed to Vendor.

5.Shipment; Risk of Loss.
(a) Vendor shall ship only those quantities of Products ordered by USF in the PO and shall not make any substitutions without USF's prior written approval.

(b) When (i) Vendor arranges for the transportation of Products from Vendor's dock to USF via a carrier of Vendor's choosing, or (ii) Vendor's bill of lading for the shipment of Products indicates "shipper load and count" or other similar designation, then Products so shipped shall be shipped F.O.B. Destination regardless of whether USF has paid or shall pay for the transportation charges associated with such shipment. As between USF and Vendor, all risk of loss or damage to Products shipped F.O.B. Destination shall remain with Vendor until such Products have been delivered to and accepted by USF at the USF-designated destination according to the terms and conditions of this Agreement. For all Products shipped F.O.B. Destination, it shall be the responsibility of the carrier's driver to unload, sort, segregate and palletize the Products to the USF receiver's satisfaction and Vendor shall ensure that the carrier satisfies this responsibility. In unloading and breaking down loads, Vendor and carrier drivers must utilize, and pay for, either (i) their own employees or agents, or (ii) a USF-approved lumper service. Additionally, Vendor shall ensure that only authorized personnel operate equipment on USF's premises that have been properly trained in the use of such equipment in accordance with all applicable laws and regulations.

(c) When directed by USF, Vendor shall, at USF's expense, load and ship Products via a carrier of USF's choosing. Unless Vendor's bill of lading for such shipment of Products indicates "shipper load and count" or other similar designation, under such circumstances Products so shipped shall be shipped F.O.B. Vendor's Dock. As between USF and Vendor, all risk of loss or damage to Products shipped F.O.B. Vendor's Dock shall remain with Vendor until such Products have been delivered to and accepted by the USF-designated carrier in accordance with USF's instructions and the terms of this Agreement. In all cases, Vendor shall provide to USF a copy of the bill of lading at the time of shipment.

6. Warranties; Continuing Obligations of Vendor.
(a) Vendor represents and warrants that all Products shall (i) conform to the applicable specifications, (ii) be merchantable, (iii) be free from defects in workmanship, materials, packaging, construction and design, (iv) be fit and sufficient for the purpose for which it is intended and/or which is stated on any packaging, labeling or advertising, (v) be free of any and all liens and encumbrances of any kind, and (vi) be produced, packaged, labeled. packed, shipped and invoiced in compliance with the applicable requirements of any federal, state or local laws, regulations, ordinances or administrative orders or rules.

(b) The Products shipped or delivered by Vendor are guaranteed under all applicable federal, state or local laws, regulations. ordinances or administrative orders or rules, as of the date of such shipment or delivery, to be (a) not adulterated or misbranded; and (b) not articles which may not be introduced into interstate commerce. This guaranty shall continue in effect with respect to all articles ordered by USF from Vendor prior to the receipt of written notice of its revocation. Notice of the acceptance of this guaranty by USF is waived.

(c) Vendor agrees that any shipment found to be in violation of the above representations and warranties may be rejected by USF and may, in addition to any other remedies, result in immediate termination of any VPA.

7. Exclusive Brand Products. For exclusive brand Products to be sold exclusively to USF ("Exclusive Brand Products"), Vendor shall manufacture the Exclusive Brand Products in strict compliance with the product specifications (the "Exclusive Brand Product Specifications") that, at USF's election, will be either (i) provided to Vendor by USF from time to time, or (ii) developed by Vendor, in which case Vendor shall develop such Exclusive Brand Product Specifications at Vendor's sole cost and expense. To the extent that the Exclusive Brand Product Specifications contain any customization for the exclusive use of USF, whether developed by Vendor. USF or jointly, USF shall own all right, title and interest in and to the Exclusive Brand Product Specifications. All Product Specifications shall be approved by USF prior to production. Such approval, however, will not under any circumstances relieve the Vendor from sole responsibility for such Product Specifications. Vendor shall be responsible for the design and development of all packaging and labeling with respect to Exclusive Brand Products ("Exclusive Brand Packaging Specifications"), including compliance with all packaging and labeling laws. At the request of USF, Vendor will work together with such third party design firm or packaging development firm as USF may direct. All such design and development activities (including the use of third parties) shall be done at Vendor's sole cost and expense, but shall be subject to final approval by USF. In addition, in all cases, USF shall own all right, title and interest in and to any patent, trademark, trade name, trade dress or Exclusive Brand Packaging Specifications related to the Exclusive Brand Products, including without limitation, all designs, labels, printing plates and the like.

8.  Non-Conforming Product. Non-conforming Products may be rejected by USF and disposed of, returned or held at Vendor's expense and risk. USF may require Vendor to replace any Non-conforming Products or grant USF a full refund or credit. Non-conforming Products are products that (i) are not produced, sold, shipped and/or delivered in accordance with the VPA or applicable PO(s), (ii) allegedly violate any applicable laws, rules or regulations, (iii) allegedly infringe any intellectual property rights, or (iv) allegedly involve any unfair competition. the tike.

9.  Product Recalls. Vendor shall immediately notify USF of the initiation of, or any circumstances relating to the necessity to initiate, a Product recall, withdrawal, inventory retrieval, or any other action to remove Products from distribution and sale (a 'Recall"). Vendor may not initiate a Recall with a USF division. Vendor shall be solely responsible for Recalls and any related costs or liabilities, including reimbursement of USF for all costs and expenses incurred by USF in the event of a Recall.

10.  Indemnification.Vendor shall indemnify, defend, save and hold harmless USF and its officers, directors, employees, agents and/or any direct or indirect customers from and against any and all claims, demands, suits, liabilities, damages, injuries, penalties, losses. settlements, judgments, costs and expenses (including reasonable attorneys' fees, costs and expenses) incurred or otherwise arising out of or allegedly resulting from: (i) a claim that the Vendor Product specifications or Vendor intellectual property infringes upon or misappropriates any intellectual property rights in connection with the Products; (ii) death of or injury to any person, damage to any property, or any other damage or loss, by whomsoever suffered, resulting or claimed to result in whole or in part from any actual or alleged quality or other defect in the Products, whether latent or patent, or actual or alleged failure of the Products to comply with any express or implied warranties or any claim of negligence or strict liability in tort relating to the Products; (iii) violation by the Products in their manufacture, possession, storage, use or sale, of any applicable federal, state or local laws, regulations, ordinances or administrative orders or rules; (iv) defect in the packaging, labeling, packing, shipping and/or invoicing of Products; or (v) breach of any VPA, violation of this Policy or any continuing obligation or representation or warranty (a "Claim" or

"Claims"), except to the extent any such Claims are the direct result of negligent acts or the willful misconduct of USF.

11. Insurance. Vendor shall maintain at its expense commercial/comprehensive general liability insurance (including bodily injury, property damage, product liability, contractual liability and completed operations coverage) from a carrier having an A.M. Best rating of A or better, in a minimum amount of three million dollars ($3,000,000), per occurrence and annual aggregate, except in the case of cleaning/chemical supplies where the amount shall be five million dollars ($5,000.000), per occurrence and annual aggregate, which policy shall use General Commercial Liability Endorsement # CG20261185 (or an appropriate equivalent) to designate USF (including all subsidiaries and affiliates) as a primary additional insured. A certificate of insurance for such coverage shall be delivered to USF upon execution of the VPA and annually thereafter. The certificate shall specify that USF shall be given at least thirty (30) days' prior written notice by the insurer in the event of any material modification, cancellation or termination of coverage.

12.  Termination.
(a) USF may terminate any VPA on 90 days written notice to Vendor. USF may discontinue the purchase of Products at any time, with or without notice.

(b) Upon any termination or expiration of any VPA or if USF discontinues the purchase of Products each party will continue to be obligated to make all payments due that arose under such VPA prior to such termination or expiration. Upon a termination of any VPA (A) USF may (1) return Nonconforming Products to Vendor at Vendor's expense and (2) sell all other Product under the terms and conditions of such VPA until such Product is depleted, and (B) USF shall have no obligation to Vendor for any of Vendor's inventory of finished goods, packaging materials or raw materials of any kind, except that in the case of Exclusive Brand Products USF will purchase its normal volume of the affected Exclusive Brand Products from Vendor for up to ninety (90) days from the earlier of the date of notice of termination, discontinuance or expiration of the VPA to deplete Vendor's inventory of finished goods, packaging and unique raw materials relating to such Exclusive Brand Products.

(c) To the extent Vendor continues to sell any Products to USF after the termination or expiration of any VPA then the terms of this Policy shall apply to all such sales until such time as Vendor enters into another vendor agreement with USF.

13.   Price Competitiveness. Vendor shall sell the Products to USF at

Vendor's most favorable net pricing for Products.

14.   Miscellaneous,
(a) Vendor shall not assign, delegate or otherwise transfer (by merger, asset sale, contract, operation of law or otherwise) its rights or obligations under any VPA, or grant a security interest in or pledge as collateral any interest in a VPA, without USF's prior written consent. In the event that Vendor intends to transfer less than all or substantially all of its assets, i.e., a division or a product line, to a third-party, and included among the assets being transferred are Products sold to USF pursuant to the terms of a VPA, then Vendor shall notify USF at least 30 days in advance of such transfer, and Vendor shall cause the third-party buyer to assume Vendor's obligations under the VPA with respect to the Products being transferred.

(b) Vendor and USF agree to hold in strict confidence the confidential information of the other party, which shall include all information that is not generally available to others, including, without limitation, information pertaining to methods of operation, strategies, customer identities, pricing information and promotional allowances. proprietary product information, credit terms, marketing information, trademark information, specifications, and the terms and conditions of any VPA and this Policy, except to the extent such confidential information (i) is or becomes publicly known and such public knowledge or disclosure is not the result of any act or failure to act on the part of the recipient of such information hereunder, (ii) is, at the time of disclosure, already known to such party, (iii) is information independently developed by such party without utilizing the confidential information, (iv) is information obtained from a third party, provided such third party is not under a duty to keep such information confidential to the disclosing party, or (v) becomes subject to legal process or applicable law that requires disclosure of any confidential information, in which case the party subject to such legal process shall notify the other party of such required disclosure as promptly as possible (and prior to disclosure, if permissible) and shall take all actions as may be necessary to keep the confidential information confidential, including all actions that such party takes to preserve the confidentiality of its own confidential information. Notwithstanding the foregoing, Vendor acknowledges and agrees that USF shall be entitled todisclose such pricing and promotional allowance information, as applicable, as may be necessary or desirable in connection with USF's internal business needs and with determining the competitiveness of the programs offered by Vendor, provided USF shall not disclose Vendor's identity or information from which Vendor's identity may reasonably be determined.

(c) (i) Vendor certifies that neither Vendor nor its principals (owners/senior officials) are debarred nor suspended from U.S. Government procurement programs under the rules prescribed at Title 48 of the Code of Federal Regulations, section 9.4, and Vendor shall, within fifteen (15) calendar days, notify USF of any change in this status, including Vendor's receipt of any notice proposing Vendor for debarment or suspension from U.S. Government procurement programs.

(ii) Vendor also understands that it may be subject to Executive Order 11246, Section 503 of the Rehabilitation Act of 1973, as amended, and 38 USC section 4212, and the regulations interpreting such provisions, including but not limited to 41 C.F.R. Section 60.1-4, 41 C.F.R. Section 60250.5 and 41 C.F.R. Section 60.741.5, with respect to affirmative action program and plan requirements. Vendor also agrees to comply with the provisions of Executive Order 13201 Compliance (29 CFR Part 470), relating to the notice of employee rights concerning payment of union dues. Additionally, Vendor acknowledges that USF is an equal opportunity employer and that Vendor will not, to the extent that any portion of its services are subcontracted or performed by any other person, corporation, entity, or agent of any sort. discriminate in the selection or use of any such person, corporation, entity, or agent based upon sex, marital status, race, color, ancestry, national origin, religion, sexual orientation, physical handicap, medical condition, or age.

(d) Neither party will be in default in the performance of its obligations under any VPA or this Policy if such performance is prevented or delayed because of war, hostilities, revolution, civil commotion or unrest. strike, labor dispute, epidemic, fire, wind, earthquake or flood, any law, order, proclamation, regulation or ordinance of any government, or of any subdivision thereof, Acts of God or for any other cause, whether similar or dissimilar to those enumerated, that is beyond the reasonable control and without fault or negligence of the party whose performance is affected; provided that Vendor shall use good faith and diligent efforts to perform its obligations despite the occurrence of such event and provide USF priority in returning to normalized operations as promptly as practicable following the conclusion of such force majeure event. In the event any party intends to rely on an event of force majeure to suspend its obligations to perform. such party shall provide written notice to the other party of its intent to rely on such an event and specifically identify the event. In the event that Vendor is not able to satisfy fully the supply of Products to one or more customers as a result of such event, Vendor shall provide USF at least that percentage of Products in the same proportion as USF's historic purchases of such Products bears to the historic purchases of all products by other customers of Vendor to whom Vendor has a contractual commitment to supply such products.

(e) (i) Any VPA and this Policy constitute the entire agreement with respect to the purchase and sale of Products between USF and Vendor and all other subject matter covered herein. The VPA shall not be modified, changed or amended except in a writing signed by both parties. No writing or consent with respect to the VPA (other than Local Agreements) shall be binding upon USF unless executed by the Category Director and an authorized officer of USF.

(ii) Vendor may enter into agreements (the "Local Agreements') with USF divisions solely for the purpose of providing for local marketing allowances, local discretionary allowances, local growth programs or other local rebates or incentives (collectively "Local PA's") that represent an economic enhancement to the promotional allowance programs set forth in any VPA. Local Agreements shall not modify any other terms or conditions of the relationship between USF and Vendor. Local Agreements shall be subject to the terms and conditions of any VPA and this Policy and to the extent there are conflicts or inconsistencies between such VPA and this Policy will control.

(f) This Policy and any VPA shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of laws provisions thereof.

(g) The obligations and provisions contained in Sections 6, 7, 8, 9, 10 and 14 of this Policy shall survive the expiration or termination of any vendor agreement, including a VPA.

(h) Vendor acknowledges and agrees that Vendor will at all times follow industry best practice, as well as all applicable OSHA standards,

requirements and guidelines for employee health and safety. USF reserves the right to audit regarding worker health and safety practices.